Exhibit 99.2

25 MW of Solar Power Plants of Yingli Green Energy in China Commenced Construction

—with Grid Connection Permission and Committed Bank Loans

BAODING, China, April 10, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar,” today announced the commencement of construction of its two ground-mounted PV plants in Hebei Province.

The two projects will have a combined capacity of 25 MW and are located in the cities of Baoding and Xingtai of Hebei Province. The Company’s wholly-owned subsidiary, Yingli Energy (China) Company Limited (“Yingli China”) enjoys 100% economic interest in the projects through exclusive agreements with the projects’ developers and will be entitled to all economic benefits from the projects after their completion. The total investment in the projects are expected to be more than RMB 200 million (USD 33 million), approximately 75% of which will be funded by committed loans from domestic banks and approximately 25% of which will be provided by Yingli China. The two projects have received relevant grid connection permissions. Yingli Green Energy will supply the PV modules to be used in the projects. The projects are expected to be completed and connected to the grid at the beginning of the third quarter of 2014. Once completed, they will generate approximately 28,700 MWh per year, which is equivalent to offsetting the consumption of 9,300 tons of coal and cutting CO2 emissions by more than 28,700 tons over the systems’ 25-year lifetime.

“We are thrilled to continue expanding our downstream business,” commented Mr. Yiyu Wang, Chief Financial Officer of Yingli Green Energy. “These projects will further consolidate our leading position in the industry not only as a PV manufacturer, but also as a solar energy solutions provider. In the meantime, we are in talks with a potential buyer on sale of the projects to such buyer after their completion.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 9,000 MW PV modules to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information about Yingli Green Energy, please contact:

In China

Qing Miao

Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:

Helena Kimball

Head of Marketing

Yingli Green Energy Americas Inc.

Tel: +1-603-591-5812

Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel

Public Affairs & Public Relations Director

Yingli Green Energy International AG

Tel: +41 (0) 44 567 6143

Email: rebecca.jarschel@yinglisolar.ch